Exhibit 99.1
International Operations Grant Gustafson 18 August 2009

The presentation contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the US Securities and Exchange Commission, on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward- looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: statements about our future performance; statements regarding our plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products; expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants; expectations that our credit facilities will be extended or renewed; expectations concerning dividend payments; statements concerning our corporate and tax domiciles and potential changes to them; statements regarding tax liabilities and related audits and proceedings; statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission; expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; expectations concerning indemnification obligations; and statements about product or environmental liabilities. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "aim," "will," "should," "continue" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward- looking statements. These factors, some of which are discussed under "Key Information - Risk Factors" beginning on page 6 of our Form 20-F filed with the U.S. Securities and Exchange Commission on 25 June 2009, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the Asbestos Injuries Compensation Fund and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; a customer's inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; our proposal to transform to a Dutch "SE" company and transfer our corporate domicile from The Netherlands to Ireland to become an Irish "SE" company; compliance with and changes in laws and regulations; currency exchange risks; the concentration of our customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in our key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in our reports filed with Australian, Dutch and U.S. securities agencies and exchanges (as appropriate). We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions. Disclaimer

Plus Exports: South Korea, Middle East, etc. James Hardie's international operations comprise Asia Pacific and Western Europe. International Operations

Asia Pac ~ 700 employees ~ 40 employees Import Model The international operations contribute approximately US$300mm to JH's top line. Business Profile

Five manufacturing plants in Australia, New Zealand, the Philippines FY09 EBIT at 17% Up from 15% in FY07 Slightly up from FY08 Asia Pacific contributes US$273mm in revenues and $47mm in EBIT. Asia Pacific Fibre Cement

The Philippines is a very different market from Australia and New Zealand. Primary Construction Method: Income Per Capita: Wood Frame Wood Frame Concrete Hollow Block High High Low Asia Pacific Market Profile

Note: Some buffer from commercial and R&R market segments for JH business; Note: Philippines FY2009 reflects government figures, Q1 FY2010 a JH estimate. New housing approvals remain soft in the region. Market Conditions

FY10 is off to a good start; we expect that Q1 operational improvements will further materialise during the balance of the year. Asia Pacific Building Products (Excl Pipes)* Unit Volume Down ~10% Average Sell Price Up ~2% EBIT Margin ~Flat PDG Positive across BU's * Consolidated on an $A basis; year over year comparison Q1 FY10 - Results Overview

Manufacturing is prime area of focus (efficiency and new products) Pipes addressable market off significantly (>30%); business has re-sized and adjusted sales/product approach Drive PDG and mix shift in building products OTWC New products (including continued Scyon penetration) R&R and small builders, Commercial Australia

Scyon(tm) Matrix(tm) cladding Scyon(tm) Axon(tm) cladding Scyon(tm) General Purpose flooring Australia - Scyon

Scyon(tm) Trim and Scyon(tm) Linea(tm) weatherboards Scyon(tm) Stria Australia - Scyon

FY09 Revenue by Product FY07 Revenue by Product Scyon's share of Australia sales continues to increase. Scyon Volume Mix

Highly penetrated market hit hardest in international business Manufacturing reorganization New Superplank line comes on-stream in September Drive PDG & mix shift Linea, HardieGlaze/Horizon R&R/small builders a major focus Commercial Sales Execution New Zealand

New Zealand Commercial Sector

New Zealand Horizon(tm) and HardiGlaze(r) Lining

Before New Zealand After R&R (Alterations and Additions)

Now generating respectable returns despite value pricing constraints Getting paid more for products Considerable manufacturing efficiency and overhead cost improvements (must be sustained) Significant shift in market approach toward product pull, with upside still to be realized Beyond wood substitution, we have product opportunities to exploit against CHB Philippines

Representative "C" Homes C - House

Our most common product application today Ceilings

Primary Demand Growth Product Leadership Organisational Effectiveness Manufacturing Effectiveness Safety We have five priorities which span the Asia Pacific business... ....to drive improved and sustainable results. Business Priorities

Primary Demand Growth There are several themes in driving Asia Pacific PDG going forward. Increase share of house and alternative material conversions - OTWC improvements - Demonstrating the benefits R&R and small builder penetration, plus Commercial sector growth Sales execution (primarily New Zealand, Pipes, Philippines) Develop product pull model in Philippines

Develop new products and reinforce innovation leadership position Continue to increase differentiated product penetration in Australia and New Zealand Introduce new/improved product development program to the Philippines and control destiny through product pull market approach Serve as product "incubator" for US business We will continue product extensions to drive PDG, category share and average sell price. Product Leadership

Select management talent injected from JHBP Right-sized operations, overhead spend Select promotions and role expansions (manufacturing, logistics) Enhance manufacturing flexibility through skill development Enhance cash focus (working capital management) Lift individual and business unit performance and development expectations (beyond down market) We continue to raise the bar in Asia Pacific with regard to business performance expectations and capabilities. Organisational Effectiveness

Local manufacturing strategy Enable product differentiation Achieve low unit costs Our Asia Pacific manufacturing approach... Manufacturing Effectiveness 24

Goal: - Incident rate of 2 - Severity of 20 Our ongoing commitment is to provide for a safe working environment. Safety 25

International Operations Grant Gustafson 18 August 2009